                [LETTERHEAD OF KNAPE & VOGT MANUFACTURING CO.]


FOR IMMEDIATE RELEASE

CONTACT:  Jack Poindexter, Chief Financial Officer and Treasurer
Knape & Vogt Manufacturing Company (616) 459-3311 x. 250 or
Jeffrey Lambert, John Vonder Haar - (800) 435-9539
Seyferth & Associates, Inc. (SeyferthPR@aol.com)


      KNAPE & VOGT REPORTS FISCAL 1998 RESULTS; ANNOUNCES SALE OF HIRSH;
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New Financial Strategy to Include "Dutch Auction" Tender Offer, Additional Share
 Repurchases, Substitution of Quarterly Stock Dividends for Cash Dividends and
                           Stock Dividend Sale Plan


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                                                     Three Months Ended                            Fiscal Year Ended
                                                          June 30,                                     June 30,
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                                                1998                    1997              1998                     1997
                                                ----                    ----              ----                     ----
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
Net Sales                                   $ 44,826,757             $43,954,363      $181,632,570              $176,630,294
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Income (Loss) from Contin. Oper.            $(11,799,596) (a)(b)     $ 2,102,489      $ (8,369,182) (a)(b)(c)   $  8,325,228  (d)
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Income (Loss) from Discont. Oper.                      0             $         0      $ (1,368,278)             $   (471,624) (e)
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Net Income (Loss)                           $(11,799,596) (a)(b)     $ 2,102,489      $ (9,737,460) (a)(b)(c)   $  7,853,604  (d)(e)
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Per Share (basic)
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Income (Loss) from Contin. Oper.            $      (1.99) (a)(b)     $       .35      $      (1.41) (a)(b)(c)   $       1.41  (d)
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Income (Loss) from Discont. Oper.           $        .00             $       .00      $       (.23)             $       (.08) (e)
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Net Income (Loss)                           $      (1.99) (a)(b)     $       .35      $      (1.64) (a)(b)(c)   $       1.33  (d)(e)
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Per Share (diluted)
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Income (Loss) from Contin. Oper.            $      (1.99) (a)(b)     $       .36      $      (1.41) (a)(b)(c)   $       1.41  (d)
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Income (Loss) from Discont. Oper.           $        .00             $       .00      $       (.23)             $       (.08) (e)
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Net Income (Loss)                           $      (1.99) (a)(b)     $       .36      $      (1.64) (a)(b)(c)   $       1.33  (d)(e)
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


(a) Includes the after-tax effect of $12,800,000 or $2.15 per diluted share for an impairment charge pertaining to the sale of the Hirsh Company.
(b) Includes the after-tax effect of an inventory reserve adjustment and write-off of idle equipment of $785,000 or $0.13 per diluted share.
(c) Includes the after-tax effect of a restructuring charge and impairment of assets of $3,392,276 or $0.57 per diluted share pertaining to the reorganization of KV Canada Inc.
(d) Includes an after-tax charge of $246,235 or $0.04 per diluted share for restructuring charges pertaining to the sale of Modar Inc.
(e) To record an adjustment to the provision for operating losses of Roll-it through fiscal year 1997.



     GRAND RAPIDS, Michigan, September 1, 1998 Knape & Vogt Manufacturing Company (NASDAQ/NMS:KNAP) today announced the results of its fiscal year ended June 30, 1998, including the sale of the Company's Hirsh operation. Knape & Vogt also said its board of directors has approved a new financial strategy that includes the authorization to repurchase up to 1.35 million shares, including up to 1.2 million shares pursuant to a "Dutch Auction" self-tender offer at a price not less than $19.00 nor greater than $22.00 per share that expires on September 30, 1998, unless extended, and beginning in the second quarter of fiscal 1999, the planned distribution of quarterly stock dividends instead of cash dividends and the implementation of a stock dividend sale plan.

                                  -- more --

Knape & Vogt -- page 2

     "Knape & Vogt accomplished a great deal in restructuring and refining our operations in fiscal 1998. Our new financial strategy reflects our drive to carry this momentum into the future," said Allan Perry, Knape & Vogt president and chief executive officer.

     The Grand Rapids, Mich.-based manufacturer and distributor of shelving products, drawer slides and other storage-related products reported a loss from continuing operations of $8.4 million, or $1.41 per diluted share, on record net sales of $181.6 million for fiscal 1998, compared with income from continuing operations of $8.3 million, or $1.41 per diluted share, on net sales of $176.6 million for fiscal 1997. Excluding impairment and restructuring charges in both periods and the one-time inventory and idle equipment writedown in 1998, income from continuing operations was flat at $8.61 million, or $1.45 per diluted share, in fiscal 1998, compared with $8.57 million, or $1.45 per diluted share, in fiscal 1997.

     Knape & Vogt's fiscal 1998 results include a $12.8 million, or $2.15 per diluted share, after-tax impairment charge to reflect the sale of its Hirsh Company subsidiary and a $785,000, or $0.13 per diluted share, after-tax write-off for idle equipment and adjustments in inventory reserves, both in the fourth quarter of fiscal 1998. Fiscal 1998 also includes a one-time, after-tax charge of $3.4 million, or $0.57 per diluted share, in the third quarter to restructure Knape & Vogt Canada Inc. KV plans to continue to sell and distribute its products in Canada and maintain a sales office in the Toronto area. The fiscal 1997 results include a one-time, after-tax charge of $246,235, or $0.04 per diluted share, for restructuring costs associated with the sale of Modar Inc.

     KV recorded solid sales increases in its Knape & Vogt and Feeny product lines in fiscal 1998, while its Hirsh products posted a modest decline for the year. The addition of new distributor and OEM customers and increased placement of Feeny's kitchen and bath storage products contributed to its sales strength. Increased sales of precision drawer slides to both the wood and metal office furniture market fueled sales growth in the Knape & Vogt product line. Hirsh sales declined primarily as a result of fewer retail promotions and several customers delaying shipments until the first quarter of fiscal 1999.

     "Our strategy to be among the market leaders complements our commitment to profitability. We believe both targets are achievable and sustainable for our core shelving systems, drawer slides and kitchen and bath storage products," said Perry. "Our greatest near-term opportunities for strong sales improvement are in drawer slides for the metal office furniture market and continued penetration with our Feeny products. These will be key sales drivers in the coming year."

     For the year ended June 30, 1998, Knape & Vogt's gross margin (gross profit as a percentage of sales) declined to 23.3 percent, compared with 24.7 percent in the prior year period. KV attributed the decline to its ongoing investments in production and sales in order to aggressively pursue the metal office furniture market, the establishment of inventory reserves in the fourth quarter, the continued softness of the Canadian dollar, and continuing pricing pressures in the marketplace.

     KV's selling, general and administrative (SG&A) expenses as a percentage of sales were flat at 16.1 percent in both the fiscal 1998 and 1997 periods. Knape & Vogt lowered its long-term debt by $19.3 million, or 67 percent since the beginning of fiscal 1998. Subsequently, the Company reported a 38 percent decline in interest expense to $1.2 million in 1998, compared with $2.0 million in the prior year, reflecting the Company's continuing dedication to improving cash flow in line with EVA (Economic Value Added) principles.

     Knape & Vogt reported a net loss of $9.7 million, or $1.64 per diluted share, in fiscal 1998, compared with net income of $7.9 million, or $1.33 per diluted share, in fiscal 1997. KV's 1998 net results include a loss from discontinued operations of $1.3 million reflecting the Company's sale of its former store fixture operation, Roll-it.

                                  -- more --

Knape & Vogt -- page 3


     As a result of a change in the treatment of the cumulative foreign translation adjustment, Knape & Vogt reported an additional charge of $1.6 million in the third quarter of fiscal 1998 for the restructuring of its KV Canada operation. The amendment results in a total restructuring charge of $3.4 million in KV's fiscal 1998 third quarter.

     "Net of the 1998 restructuring, impairment of assets and other one-time charges, we expect fiscal 1999 to generate improved income from continuing operations over 1998. However, we anticipate that our 1999 first quarter operating profit will be less than last year's first quarter with other income causing earnings to be only slightly less than the 1998 first quarter," said Perry. "We expect most of our profit improvement will be generated in the second half of the year as we further increase our sales of precision drawer slides and receive the benefit from the implementation of our new KVOPS "Operation Improvement Program." At the cornerstone of KVOPS is Continuous Flow Manufacturing (CFM), which is designed to make KV the low-cost producer, the best service provider, and the quality leader."


SALE OF HIRSH

     Knape & Vogt announced it signed a definitive agreement to sell substantially all the assets of its wholly owned subsidiary, The Hirsh Company, to Steelworks, Inc., an Iowa corporation. Hirsh manufactures free-standing shelving systems, workshop items and other storage products. The move reflects the Company's desire to enhance its corporate margins and profitability and remain focused on its core drawer slide, kitchen and bath storage and wall-attached shelving products.

     "We made tremendous progress in 1998 on the path we began two years ago to evaluate all our operations and make the critical decisions to maximize Knape & Vogt's long-term profit potential," said Perry. "The sale of Hirsh, like our restructuring of our KV Canada operation and the completion of the sale of Roll-it during the year, demonstrates this focus on maintaining and building profitable, complementary businesses. Hirsh did not fit our growth criteria moving forward, and we are pleased that we were able to complete the sale."

     "Net of taxes and expenses, we will receive $16 million in cash for a company that had a negative impact on operating income in fiscal 1998," Perry concluded. Hirsh was acquired by Knape & Vogt in November 1993 and contributed approximately $38 million in net sales to KV in fiscal 1998.


EVA PROGRESS

     Knape & Vogt reported a 15% improvement in Economic Value Added (EVA) in the fourth quarter 1998, culminating in a 18% improvement in EVA for fiscal year 1998, KV's first as an EVA-driven company. EVA is the after tax operating profits that remain after subtracting the cost of capital employed to generate that profit. Knape & Vogt's growth in EVA came from improved cash flow and the Company's commitment to effective balance sheet management. KV anticipates continuing improvement in EVA in fiscal 1999 as it begins to realize the benefits of the sale of Roll-it, the restructuring of KV Canada, and the sale of Hirsh.

     "Effective balance sheet management was a key accomplishment for Knape & Vogt in 1998 as we worked aggressively to pay down debt, reduce inventories and strengthen the financial flexibility of the Company," said Perry. "The measurement and rationalization tools of EVA have had a dramatic and positive impact on the operations and outlook of Knape & Vogt."

                                   -- more --

Knape & Vogt -- page 4


NEW FINANCIAL STRATEGY

     The Knape & Vogt board of directors approved a comprehensive new financial strategy. Stern Stewart & Co. acted as financial advisor in developing KV's new financial strategy to make greater use of financial leverage and change the way the Company distributes cash to shareholders. It provides a more balanced capital structure consistent with the Company's goal of maximizing Economic Value Added (EVA). EVA is founded on the principle that the only way for managers to increase the value of a business is to produce profits over and above the minimum required rate of return on the capital entrusted to them by lenders and shareowners.

     As the first step in implementing its new financial strategy, Knape & Vogt's board of directors authorized the purchase of up to 1.35 million shares of the Company's Common Stock, including up to 1.2 million shares pursuant to a "Dutch Auction" self-tender offer. The tender offer price range will be from $19.00 to $22.00 net per share in cash. The offer will expire at 12 Midnight, New York Time, on September 30, 1998, unless extended. On August 31, 1998, Knape & Vogt's shares of Common Stock closed at $19.125. Holders of Class B Common Stock can participate in the "Dutch Auction" by tendering a number of shares of Common Stock in an equivalent number of shares of Class B Common Stock held. Shares of Class B Common Stock will be converted to Common Stock upon acceptance for payment by Knape & Vogt.

     The "Dutch Auction" will be subject to the various terms and conditions described in offering materials to be distributed to shareholders in the next few days. Under the terms of the "Dutch Auction" offer, the Company's shareholders will be given the opportunity to specify prices within the Company's stated price range at which they are willing to tender their Common Stock. Upon receipt of the tenders, the Company will determine one final price that enables it to purchase up to 1.2 million shares of Common Stock from those shareholders who agreed to sell at or below the Company's one selected purchase price. All shares purchased will be at that one selected price. No transaction costs will be charged to tendering shareholders. If more than 1.2 million shares of Common Stock are tendered at or below the purchase price, there will be a proration. The tender offer will not be contingent upon any minimum number of shares being tendered. The Company currently has approximately 3.5 million shares of Common Stock and 2.4 million shares of Class B Common Stock outstanding. The Company will purchase the shares of Common Stock with cash on hand and the use of its commercial bank revolving credit facility.

     Although the board of directors of the Company has approved the tender offer, neither the Company nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares of Common Stock. Each shareholder must make the decision as to whether to tender shares of Common Stock and, if so, how many shares and at what price or prices shares of Common Stock should be tendered.

     Credit Suisse First Boston will serve as the Dealer Manager for the offer. Harris Trust and Savings Bank will be the Depository for the offer, and Morrow & Company, Inc. will serve as the Information Agent. Copies of the Offer to Purchase and Letter of Transmittal will be mailed beginning on September 2, 1998, to all shareholders as reflected on the records of the transfer agent for the Company as of August 27, 1998. Shareholders are urged to carefully read these materials before making any decision to tender shares. Persons with questions about the tender offer should contact the Dealer Manager at
(800) 881-8320, or the Information Agent at (800) 566-9061.

                                   -- more --

Knape & Vogt -- page 5


     Knape & Vogt's board of directors has authorized the purchase of shares of Common Stock through open market or privately negotiated transactions following the completion of the "Dutch Auction" until the full 1.35 million share repurchase authorization is achieved. "This will allow the Company to maintain its target capital structure and return cash to shareholders through these repurchases," Perry stated.

     In addition to the new capital structure, KV's board of directors declared its intention, beginning with the fiscal 1999 second quarter, to substitute quarterly stock dividends for quarterly cash dividends, having a market value approximately equivalent to cash dividends that might otherwise have been paid. The Company also intends to adopt a stock dividend sale plan that will provide the shareholders the opportunity to have their stock dividends sold through a brokerage firm and have the cash proceeds of the sale distributed to them. The Company has been advised that for federal income tax purposes, the net cash proceeds from the sale of stock dividend shares would generally be treated as capital gains rather than ordinary income.

     "We will be giving our shareholders a choice," Perry added. "Shareholders may choose to sell their stock dividends through the stock dividend sale plan, which will enable them to maintain a steady flow of cash, or by not selling the stock dividends, shareholders can continue to reinvest in the Company the same way as through our Dividend Reinvestment Program, but on a more tax efficient basis." Knape & Vogt will discontinue its Dividend Reinvestment Program. Final details of the plan will be announced by the second quarter of fiscal 1999.

     "This new financial strategy, which includes the "Dutch Auction," the share repurchase, quarterly stock dividends and the stock dividend sale plan, is a perfect complement to our focus on using Economic Value Added to guide our decision making," Perry said. "This new direction allows Knape & Vogt to make greater use of financial leverage and improve the way the Company makes cash available to shareholders, both of which support our ultimate focus on maximizing the wealth of all shareholders."

     Knape & Vogt Manufacturing Company, which celebrates its 100th anniversary in 1998, designs, manufactures and distributes storage-related products for original equipment manufacturers, specialty distributors, hardware chains and every major home center in the country. KV's major product categories include precision, Euro-style and utility drawer slides; wall-attached shelving units; kitchen, closet and bath storage products; and specialty hardware products. Additional information on Knape & Vogt is available on the Company's Internet site, which is located at http://www.kv.com.

     Cautionary Statement: This press release contains certain forward-looking statements that involve risks and uncertainties. When used in this release, the words "believe," "anticipate," "think," "intend," "goal," "forecast," "expect" and similar expressions identifying forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements concerning potential benefits from the sales of Roll-it and Hirsh and the restructuring of KV Canada, future improvements in EVA, the benefits of the Operation Improvement Program, future improvements in margins and profitability, expected fiscal 1999 first quarter and year-end results, and the strategic reasons for the "Dutch Auction" self-tender. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to, economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

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